UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Keryx Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

492515101

(CUSIP Number)

Seth A. Klarman,  The Baupost Group, L.L.C.  10 St. James Avenue, Suite 1700,  Boston,  Massachusetts  02116  Phone : (617) 210-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Baupost Group, L.L.C. 04-3402144

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
42,016,276

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
42,016,276

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,016,276

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.61%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SAK Corporation 04-3334541

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
42,016,276

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
42,016,276

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,016,276

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.61%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Seth A. Klarman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
42,016,276

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
42,016,276

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,016,276

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.61%

14	TYPE OF REPORTING PERSON
HC

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, $0.001 par value (the “Common Stock”) of Keryx Biopharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 750 Lexington Avenue, New York, New York 10022.

Item 2.	Identity and Background

(a)
This statement on Schedule 13D is being jointly filed by The Baupost Group, L.L.C. ("Baupost"), a Massachusetts limited liability company, SAK Corporation ("SAK"), a Massachusetts corporation, and Seth A. Klarman ("Mr. Klarman") (collectively, the "Reporting Persons"). The Reporting Persons are filing jointly, and the agreement among them to file jointly is attached hereto as Exhibit A and incorporated herein by reference. The execution and filing of such joint filing agreement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

(b)	The address of the principal business and principal office of each of the Reporting Persons is 10 St. James Avenue, Suite 1700, Boston, Massachusetts 02116.

(c)
Baupost is a registered investment adviser. The principal business of Baupost is to act as an investment adviser to various private investment limited partnerships and securities reported on this Schedule 13D as being beneficially owned by Baupost were purchased on behalf of certain of such partnerships. SAK is the Manager of Baupost. Mr. Klarman, a United States citizen, is the sole shareholder of SAK and a controlling person of Baupost. Mr. Klarman, as the sole shareholder of SAK Corporation and a controlling person of Baupost, may be deemed to have beneficial ownership under Section 13 of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, of the securities beneficially owned by Baupost. Pursuant to Exchange Act Rule 13d-4, Seth A. Klarman and SAK Corporation declare that the filing of this statement on Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement on Schedule 13D.

(d)	None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)
None of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)	The Baupost Group, L.L.C. is a Massachusetts limited liability company. SAK Corporation is a Massachusetts corporation and Seth A. Klarman is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On October 14, 2015, certain private investment limited partnerships advised by Baupost agreed to purchase $125 million aggregate principal amount of Zero Coupon Convertible Senior Notes due 2020 (the “Notes”) from the Issuer in a private placement. The notes are convertible into a combination of shares of Common Stock and cash. Prior to shareholder approval increasing the number of authorized shares of the Issuer’s Common Stock sufficient to satisfy the conversion obligation in full, the Notes are convertible into a maximum of up to 16,224,598 shares of Common Stock at a conversion rate of 267.3797, with the remaining principal amount convertible into cash. Following shareholder approval, the Notes will only be convertible into shares of the Issuer’s Common Stock. The cash conversion portion of the Notes may only be exercised from and after July 1, 2016, except under limited circumstances. The total amount of funds used for the purchase of the Notes was $125 million. In addition, Baupost previously acquired 25,791,678 shares of the Issuer’s Common Stock for an aggregate purchase price of $353,324,326.69. The source of funds for the purchase of the Notes and the shares of Common Stock is the capital of the private investment limited partnerships.

Item 4.	Purpose of Transaction

In connection with the acquisition of the Notes by Baupost, the Issuer agreed to use its best efforts to obtain stockholder approval for an increase in its authorized shares of Common Stock sufficient to convert the entire aggregate principal amount of Notes into shares of Common Stock and Baupost has agreed to vote in favor of any such proposal. The Issuer also agreed to increase the size of its board of directors by one and appoint a director designated by Baupost to serve until its next annual meeting of shareholders (“Annual Meeting”). For as long as Baupost continues to beneficially own at least 20% of Issuer’s Common Stock, the Issuer has agreed to nominate a director designated by Baupost for election to the Issuer’s board of directors at each Annual Meeting. Issuer also agreed to permit Baupost to appoint one non-voting board observer to its board of directors for as long as Baupost continues to beneficially own at least 10% of Issuer’s Common Stock. In addition, the Issuer granted Baupost certain registration rights with respect to the Notes and any shares of Common Stock beneficially owned by Baupost.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and expect to engage in discussions with management and the board of directors of the Issuer, other holders of Common Stock, financing sources, and other relevant parties, including other industry participants (including companies in which the Reporting Persons may have an investment) concerning the business, operations, governance, strategy, capitalization, ownership and future plans of the Issuer and the management and board composition of the Issuer or commercial or strategic transactions with, or relating, to the Issuer. The Reporting Person may change its plans or proposals in the future. Depending on various factors including, without limitation, the Issuer's financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and board of directors of the Issuer, price levels of the Common Stock, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Common Stock or other securities of the Issuer, selling some or all of their Common Stock or engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, to the extent permitted under applicable law, or engage, discuss, participate in, negotiate, or approve a transaction (including commercial or strategic transactions with, or relating to, the Issuer) with the purpose or effect of changing or influencing the control of the Issuer, including by entering into one or more confidentiality agreements, standstill agreements, voting or support agreements, or other similar agreements with the purpose or effect of facilitating such a transaction. Any such transactions, if they occur at all, may take place at any time and without prior notice. Except for the foregoing, the Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to change their intention with respect to any or all of the matters referred to in this Item 4.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

(i)	Not applicable.

(j)	Not applicable.

Item 5.	Interest in Securities of the Issuer

(a)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein.

(b)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein.

(c)	The information set forth in response to Item 3 is incorporated by reference herein.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
10/14/2015	See Item 3 above	See Item 3 above

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the acquisition of the Notes, the Issuer and Baupost entered into a note purchase agreement and a registration rights agreement pursuant to which Baupost has agreed to vote in favor of an increase in the Issuer's authorized shares of Common Stock as set forth in Item 4 and the Issuer has agreed to indemnify Baupost for certain losses and to provide Baupost with the rights described in Items 3 and 4 above. The Notes will be issued pursuant to an indenture by and among the Issuer and the Bank of New York Mellon Trust Company, N.A., as trustee. Except for the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.
A Joint Filing Agreement

B Registration Rights Agreement filed by the Issuer as Exhibit 10.3 to its current report on Form 8-K on October 19, 2015.

C Note Purchase Agreement filed by the Issuer as Exhibit 10.1 to its current report on Form 8-K on October 19, 2015.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Baupost Group, L.L.C.

October 20, 2015	By:	/s/ Seth A. Klarman
Chief Executive Officer and President

SAK Corporation

October 20, 2015	By:	/s/ Seth A. Klarman
President

Seth A. Klarman

October 20, 2015	By:	/s/ Seth A. Klarman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)